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                              April 12, 2023

       Mario Yau Kwan Ho
       Co-Chief Executive Officer
       NIP Group Inc.
       Rosenlundsgatan 31
       11 863 Stockholm, Sweden

                                                        Re: NIP Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 17,
2023
                                                            CIK No. 0001966233

       Dear Mario Yau Kwan Ho:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 filed March 17, 2023

       Prospectus Cover Page, page i

   1. Please disclose the name of your auditor and the location of its headquarters. Also disclose how the Holding Foreign
Companies Accountable Act, as amended by the Consolidated
                                                        Appropriations Act,
2023, and related regulations will affect your company.
   2. Please augment your description of how cash is transferred through your organization to include
cross-references to the condensed consolidating schedule and consolidated financial statements,
as well as to the comparable discussions in the Prospectus Summary, the Summary of Risk
Factors, and specifically identified risk factors.
 Mario Yau Kwan Ho
FirstName
NIP Group LastNameMario  Yau Kwan Ho
             Inc.
Comapany
April       NameNIP Group Inc.
       12, 2023
April 212, 2023 Page 2
Page
FirstName LastName
3. We note your disclosure that you "face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-
         monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information." Please revise to provide more detail as to how recent statements and
         regulatory actions by China   s government related to the use of
variable interest
         entities, data security and anti-monopoly concerns have or may impact
the company   s
         ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, or supplementally confirm that they have and will not have any such impact.
Prospectus Summary, page 1

4.       We note your statement on pages 1, 104 and 118 that you "are actively exploring
         opportunities in areas such as esports education and training, fan universe (B2C monetization and metaverse), NFTs, esports real estate and IP licensing." If true, please revise to clarify that you do not currently have plans or agreements in place regarding such possible opportunities, and that you do not know if or when you might ever have plans or agreements in place regarding such opportunities.
5.       We note your statements throughout the prospectus that you have the
"most
         expansive global footprint in the world." Please revise to provide the basis for such statement, or characterize it as management's belief and the basis for such belief.
6. Please revise the diagram on page 8 or the footnotes thereto to identify the entities and natural persons who own Seventh Hokage, xiaOt Sun Holdings, Diglife, Tolsona, Nyx
         Ventures, and Shanghai Yuyun Management Partnership; the minority interests in the four identified subsidiaries of the VIE; and the approximat number and general nature of the
         "Other Existing Shareholders" of the holding company.
7. We note your disclosure on pages 8 and 9 regarding permissions and approvals required by the CAC and the CSRC. Please revise to disclose each other permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all such requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs:
         (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. It appears that you did not rely on an opinion of counsel with respect to your conclusions regarding whether you need permissions and approvals to operate your business and to offer securities to investors; if true, state as much and explain why such an opinion was not obtained. With respect to your disclosure about the Trial Measures,
 Mario Yau Kwan Ho
FirstName
NIP Group LastNameMario  Yau Kwan Ho
             Inc.
Comapany
April       NameNIP Group Inc.
       12, 2023
April 312, 2023 Page 3
Page
FirstName LastName
         please affirmatively state that you are subject to the Trial Measures, further describe the filing requirements and any timing considerations, and update to explain where you are in the CSRC review process.
Summary of Risk Factors, page 2

8. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions ..., page 40

9. Revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
Risk Factors
Risks Related to Doing Business in China, page 44

10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Mario Yau Kwan Ho
FirstName
NIP Group LastNameMario  Yau Kwan Ho
             Inc.
Comapany
April       NameNIP Group Inc.
       12, 2023
April 412, 2023 Page 4
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Comprehensive Profit or Loss, page
81

11. We note your presentation of pro forma information to give effect to the acquisition of
         Ninjas in Pyjamas that occurred on January 10, 2023. Please tell us how your presentation complies with Rule 11-02 of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
83

12. We note your disclosure, "[w]e experienced robust growth in our net revenues, which increased from US$5.7 million in 2020 to US$31.8 million in 2021. We recorded gross profit of US$0.9 million in 2020 and gross loss of US$0.6 million in 2021, representing gross profit margin of 16.6% and gross loss margin of 1.9%, respectively." Please revise this section to elaborate upon and explain the downward trend in your gross profit from fiscal year ended 2020 to 2021. Discuss any known trends that may be impacting this measure with a view to understanding how and whether such trend may impact your ability to be profitable in the future.
13. We note that your disclosure does not discuss the impact of Covid-19 on your business. To the extent applicable, please amend your disclosure to provide a more detailed discussion and quantification of the effects of COVID-19 on your business.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations, page 84

14. We note your tabular presentation here presents the results of operations for NIP Group for fiscal 2020 and 2021, and a column for the pro forma results of operation reflecting the combined results of NIP Group and Ninjas in Pyjamas. Please revise your tabular presentation here and throughout MD&A to also include a column that presents the results of Ninjas in Pyjamas. Additionally, please note that the pro forma information presented should be consistent with Article 11 of Regulation S-X.
Results of Operations, page 87

15. Please provide a reconciliation of the revenue and cost of revenue amounts discussed in your results of operations to the net revenue from third parties and related parties line items and cost of revenue provided by third parties and related parties line items presented on the Consolidated Statement of Operations and Comprehensive Loss. Additionally,
         please discuss the gross profit generated by third parties and the gross loss generated from related parties.
Management
Compensation of Directors and Executive Officers, page 145

16. Please update this information for the most recently completed fiscal year.
 Mario Yau Kwan Ho
NIP Group Inc.
April 12, 2023
Page 5
Financial Statements of NIP Group Inc. (formerly known as ESVF Esports Group Inc.) as of and for the Year Ended December 31, 2021
Organization and Principal Activities
History of the Group and Basis of Presentation for the Reorganization
Reverse Acquisition, Reorganization, page F-9

17. We note your disclosures under the headers "Reverse Acquisition" and "Reorganization"
         within this note that, on March 18, 2021, Wuhan ESVF and Shenzhen VF completed a
         Reverse Acquisition, with Shenzhen VF as the accounting acquirer, and Shenzhen VF deemed to be the predecessor for accounting purposes, and that the historical financial
         statements of Shenzhen VF became the Group   s historical financial
statements for periods
         prior to the consummation of the Reverse Acquisition. We also note your disclosure within this note that the transaction of the reorganization was determined to be a recapitalization with lack of economic substance, and therefore was accounted for in a manner similar to a common control transaction with the financial information of the
         Group presented on a carryover basis for all periods presented. Finally, we also note the disclosure in Note 3 on page F-28 that this same transaction is being treated as a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805, with Shenzhen VF deemed to be the accounting acquirer and its assets and liabilities, equity and historical operating results being included at their historical carrying values, and the assets and liabilities of Wuhan ESVF were recorded at fair value as of the date of the transaction. Please reconcile this apparent disparity in accounting treatment.
Note 2 - Summary of Significant Accounting Policies
(m) Revenue Recognition
Talent Management Service
Provided by third-party online entertainers, page F-22

18. Please provide your analysis that determines revenue earned for talent provided by third party online entertainers should be recognized on a gross basis. Refer to ASC 606-10-55-
         36 through 40. Include in your response the specific services the third parties provide, and how you are involved in stipulating how these services are provided. General

19. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
FirstName LastNameMario Yau Kwan Ho
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of
Comapany
       thoseNameNIP    Group Inc.
              communications.  Please contact the staff member associated with the review of this
       filing
April 12,     to Page
           2023  discuss
                      5 how to submit the materials, if any, to us for our
review.
FirstName LastName
 Mario Yau Kwan Ho
FirstName
NIP Group LastNameMario  Yau Kwan Ho
             Inc.
Comapany
April       NameNIP Group Inc.
       12, 2023
April 612, 2023 Page 6
Page
FirstName LastName
       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services